UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2019.

Commission File Number 001-38179

KIRKLAND LAKE GOLD LTD.
(Translation of registrant's name into English)

Royal Bank Plaza, South Tower 200 Bay Street, Suite 3120 Toronto, Ontario, Canada M5J 2J1
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F [ ]	Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  [   ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    [   ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kirkland Lake Gold Ltd.

Date: December 3, 2019	/s/ Jennifer Wagner Jennifer Wagner Corporate Secretary

INDEX TO EXHIBITS

99.1	Arrangement Agreement between Kirkland Lake Gold Ltd. and Detour Gold Corporation dated November 24, 2019
99.2	Form of Voting Support Agreement between Securityholders and Kirkland Lake Gold Ltd. dated November 24, 2019
99.3	Form of Voting Support Agreement between Securityholders and Detour Gold Corporation dated November 24, 2019
99.4	Material Change Report dated November 27, 2019